

April 18, 2012

<u>Via Facsimile</u>
Mr. Ronald D. Kropp
Senior Vice President and Chief Financial Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026-1215

> **Re:** **Illinois Tool Works Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-04797**

Dear Mr. Kropp:

We have reviewed your response dated April 13, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Operating Income, page 16</u>

1.  We note your response to prior comment 1 indicating that you quantify and discuss the net change in operating income due to the combined impact of product mix, the cost of raw materials, labor and overhead, and pricing to customers instead of separately discussing and quantifying any individually significant causes for changes in your operating income. However, we continue to note that the explanations are overly general and do not clearly convey to investors the underlying reasons for the changes in your operating income. In future filings, please clearly identify each factor that materially

resulted in a change in operating income, whether positively or negatively, and quantify the impact of each factor.  Please refer to Item 303 of Regulation S-K and Release No. 33-8350.

Financial Statements, page 50

2.      We note your response to prior comment 5 indicating that you made certain changes in your internal management reporting structure in 2011 that resulted in changes in some of the reportable segments and the intersegment goodwill transfers presented in the table on page 50.   However, we note that while you presented the amounts in the table, you did not describe the transactions or events that resulted in the reallocation of goodwill by operating segment.  As a result, please clarify for us how you have fully complied with ASC 350-20-50-1.  Further, with respect to your segment disclosures on page 63, please tell us how you considered the disclosure requirements of ASC 280-10-50-34 through 50-36 related to changes in the structure of reportable segments and restatements of previously reported information.  Lastly, tell us how you considered the need to discuss in MD&A these changes in your internal management reporting structure and the resulting impact on your reportable segment, goodwill allocation, and your goodwill impairment analysis pursuant to the requirements of Item 303(a) of Regulation S-K. See also SEC Release FR-60.  Otherwise, confirm that you will fully comply with these requirements in your future filings.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments.  In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant